Better Therapeutics, Inc.

548 Market Street #49404

San Francisco, California 94104

March 1, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Better Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-268706)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Better Therapeutics, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-268706), together with all exhibits thereto, filed on December 7, 2022, as amended (the “Form S-1 Registration Statement”).

The Company is seeking withdrawal of the Form S-1 Registration Statement because the Company does not expect to proceed with an offering thereunder.

The Company confirms that the Form S-1 Registration Statement has not been declared effective and confirms that no securities of the Company were sold under the Form S-1 Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 Registration Statement be credited for future use.

If you have any questions regarding this request, please contact Shoaib Ghias of Goodwin Procter LLP at (415) 733-6150.

Sincerely,
Better Therapeutics, Inc.

/s/ Frank Karbe
Frank Karbe
Chief Executive Officer

cc:	Leslie Miller, Better Therapeutics, Inc.
Sam Zucker, Goodwin Procter LLP
Shoaib Ghias, Goodwin Procter LLP